Exhibit 99.1

Yandex N.V
Schiphol Boulevard 165
1118 BG Schiphol
The Netherlands

To: Holders of Class A Ordinary Shares of Yandex N.V.

From: Board of Directors

Date: June 9, 2023

Notice of Meeting of Holders of Class A Ordinary Shares of Yandex N.V.

We hereby inform you that Yandex N.V. (Yandex, or the “Company”) will hold a Meeting of holders of Class A Ordinary Shares of Yandex N.V. (the “Class A Meeting”) on June 30, 2023, beginning at 16.00 Amsterdam time at the Company’s offices at Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands.

The Class A Meeting is being called for the sole purpose of approving certain internal reorganizational matters intended to simplify the Group’s corporate structure. The Class A meeting will not address matters related to the potential corporate restructuring that was announced by the Company on November 25, 2022, and further commented on on May 25, 2023. Any such corporate restructuring would be subject to the separate shareholder approval (including separate approval of Class A shareholders).

Enclosed with this notice you will find the Agenda for the Class A Meeting, together with Explanatory Notes, as well as a Power of Attorney / Proxy to authorize Company representatives to vote your shares at the Class A Meeting.

If you are planning to attend the Class A Meeting in person, we kindly request you to provide advance notice by notifying the Company at askir@yandex-team.com before 16.00 (Amsterdam time) on June 28, 2023.

The three items scheduled for consideration at the Class A Meeting relate to the prior approval of the proposed resolution of the Board of Directors to resolve upon the legal merger of the Company with each of the following companies: Yandex Media Services B.V., Yandex.Classifieds Holding B.V., MLU B.V., and Foodtech & Delivery Ops B.V., each a wholly owned subsidiary of the Company (the “Subsidiaries”).

The following agenda items are scheduled for the Class A Meeting:

1.	To approve pursuant to Article 27.2 of the current Articles of Association of the Company the proposed resolution of the Board of Directors to resolve upon the legal merger of the Company (acquiring company) with Yandex Media Services B.V. (disappearing company) in accordance with Merger Proposal 1. (Decision)

2.	To approve pursuant to Article 27.2 of the current Articles of Association of the Company the proposed resolution of the Board of Directors to resolve upon the legal merger of the Company (acquiring company) with Yandex.Classifieds Holding B.V. (disappearing company) in accordance with Merger Proposal 2. (Decision)

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3.	To approve pursuant to Article 27.2 of the current Articles of Association of the Company the proposed resolution of the Board of Directors to resolve upon the legal merger of the Company (acquiring company) with MLU B.V. (disappearing company) in accordance with Merger Proposal 3. (Decision)

4.	To approve pursuant to Article 27.2 of the current Articles of Association of the Company the proposed resolution of the Board of Directors to resolve upon the legal merger of the Company (acquiring company) with Foodtech & Delivery Ops B.V. (disappearing company) in accordance with Merger Proposal 4. (Decision)

*****

Copies of materials related to the Class A Meeting, including this Notice of Meeting, the Agenda and Explanatory Notes, and the Merger Proposals 1-4 (the “Merger proposals”) between Yandex N.V. and the Subsidiaries, are available:

• at: http://www.edocumentview.com/YNDX

• on our website at http://yandex.com/company

• at the Company’s offices (Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands)

• from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru

The Explanatory Notes to the Merger proposals are available for inspection by shareholders at the Company’s offices at the above address; copies may be requested from Investor Relations.

The persons who will be considered as entitled to vote and/or attend the Class A Meeting are those persons who on June 2, 2023, after processing of all settlements as of this date (the record date), have these rights and are registered as such in a register designated by the Board. The designated register for the Class A Shares is maintained by the Company’s transfer agent and registrar, Computershare Trust Company N.A.

On June 2, 2023, the total number of Class A Shares outstanding (excluding shares held in treasury) was 325 877 318, with each Class A Ordinary Share carrying one vote.

If you would like to attend the Class A Meeting and your Class A Shares are held by a broker, bank or other nominee, you must bring to the Class A Meeting a letter from the nominee confirming your beneficial ownership of such shares. If order to vote your shares at the Class A Meeting, you must obtain from the nominee a proxy issued in your name. You must also bring a form of personal identification.

Many brokers are subject to New York Stock Exchange (“NYSE”) rules. The NYSE rules direct that, if you are the beneficial owner of shares held in “street name” by a broker, the broker, as the record holder of the shares, is required to vote those shares in accordance with your instruction. If you do not give instructions to the broker, the broker will be entitled to vote the shares with respect to “discretionary” items but will not be permitted to vote the shares with respect to “non-discretionary” items (those shares are treated as “broker non-votes”).

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Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the Class A Meeting, we hope you will take the time to vote your shares. If you are a shareholder of record, you may vote your Class A Shares over the Internet (at www.investorvote.com/YNDX), by telephone (at +1-800-652-8683) or by completing and mailing the enclosed Power of Attorney / Proxy card in the envelope provided. If your shares are held in “street name”, meaning they are held for your account by a broker or other nominee, you will receive instructions from the broker that you must follow for your shares to be voted.

SPECIAL NOTE FOR SHAREHOLDERS FROM THE RUSSIAN FEDERATION: taking into account the limitations of the trading and voting infrastructure that are beyond the control of Yandex N.V., we suggest that shareholders registered in the territory of the Russian Federation who wish to vote at the Class A Meeting send evidence of their ownership or beneficial ownership of shares as of the record date, as well as a completed Proxy and Power of Attorney for voting placed on the Company’s website to askir@yandex-team.com. Documents must be submitted by the close of business on June 28, 2023. Validly cast votes will be taken into account when counting votes in accordance with the established procedure.

Schiphol, June 09, 2023

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Yandex N.V.
Schiphol Boulevard 165
1118 BG Schiphol
Tel.: +31 (0) 20 206 6970 Fax: + 31 (0) 20 446 6372 www.yandex.com

To: Holders of Class A Ordinary Shares of Yandex N.V.

From: Board of Directors

Date: June 9, 2023

Meeting of holders of Class A Ordinary Shares of Yandex N.V.

Agenda and Explanatory Notes

The Class A Meeting is being called for the sole purpose of approving certain internal reorganizational matters intended to simplify the Group’s corporate structure. The Class A meeting will not address matters related to the potential corporate restructuring that was announced by the Company on November 25, 2022, and further commented on on May 25, 2023. Any such corporate restructuring would be subject to the separate shareholder approval (including separate approval of Class A shareholders).

Opening

Introductory remarks

Prior approval of the mergers of Yandex Media Services B.V., Yandex.Classifieds Holding B.V., MLU B.V., and Foodtech & Delivery Ops B.V. into Yandex N.V.

*****

Prior approval of the proposed resolution of the Board of Directors to resolve upon the legal mergers (the “Mergers”) of the Company (acquiring company) with each of the following companies: Yandex Media Services B.V., Yandex.Classifieds Holding B.V., MLU B.V. and Foodtech & Delivery Ops B.V. (the disappearing companies), each a wholly owned subsidiary of the Company (the “Subsidiaries”).

1.	To approve pursuant to Article 27.2 of the current Articles of Association of the Company the proposed resolution of the Board of Directors to resolve upon the legal merger of the Company (acquiring company) with Yandex Media Services B.V. (disappearing company) in accordance with Merger Proposal 1. (Decision)

2.	To approve pursuant to Article 27.2 of the current Articles of Association of the Company the proposed resolution of the Board of Directors to resolve upon the legal merger of the Company (acquiring company) with Yandex.Classifieds Holding B.V. (disappearing company) in accordance with Merger Proposal 2. (Decision)

3.	To approve pursuant to Article 27.2 of the current Articles of Association of the Company the proposed resolution of the Board of Directors to resolve upon the legal merger of the Company (acquiring company) with MLU B.V. (disappearing company) in accordance with Merger Proposal 3. (Decision)

4.	To approve pursuant to Article 27.2 of the current Articles of Association of the Company the proposed resolution of the Board of Directors to resolve upon the legal merger of the Company (acquiring company) with Foodtech & Delivery Ops B.V. (disappearing company) in accordance with Merger Proposal 4. (Decision)

Any other business

Explanatory Notes to the Agenda

Opening

The Chairman and the Chief Financial Officer will explain the rationale and background of the proposed Mergers.

Prior approval of the proposed resolution of the Board of Directors to resolve upon the legal mergers (the “Mergers”) of the Company (acquiring company) with each of the following companies: Yandex Media Services B.V., Yandex.Classifieds Holding B.V., MLU B.V., and Foodtech & Delivery Ops B.V. (the disappearing companies), each a wholly owned subsidiary of the Company (the “Subsidiaries”).

Reasons for the Mergers

On November 25, 2022, the Company announced https://ir.yandex/press-releases?year=2022&id=2022-11-25 that its Board of Directors had commenced a strategic process to review options to restructure the group’s ownership and governance in light of the current geopolitical environment, with a view to ensuring the sustainable development and success of the group’s diverse portfolio of businesses over the longer term.

On May 25, 2023, the Company noted in a further press release https://ir.yandex/press-releases?year=2023&id=25-05-23 that it is progressing its plans for the divestment of ownership and control of a number of our core businesses, including all Russia-based businesses, and has received proposals from a number of potential investors. The Board also aims to enable the international divisions of certain services (self-driving, cloud computing, data labeling and ed-tech) to develop independently from the Russia-based businesses.

Any such corporate restructuring would be subject to the separate shareholder approval (including separate approval of Class A shareholders). In preparation for such potential corporate restructuring, the Company would like to take a number of steps in order to optimize the corporate structure of the Group, without initiating any changes in the ultimate ownership structure. Due to the applicable laws, such optimization will require certain corporate and other actions, such as a Class A meeting to approve the Mergers of the Subsidiaries into Yandex N.V. and obtaining applicable regulatory approvals.

As all Subsidiaries are wholly owned by Yandex N.V. (other than employee incentive equity), to simplify the legal structure of the Yandex group and thereby reduce the costs relating to the separate accounting and operational systems within the Yandex group, it is proposed to effect the Mergers and that the Class A Meeting grants the prior approvals.

The Merger Proposals are attached to these Explanatory Notes.

The following is a summary of the expected effects of the Mergers. The terms and conditions each of the Merger Proposals are the same. We propose to approve three separate Merger Proposals rather than one combined Merger Proposal relating to the merger of all Subsidiaries into Yandex N.V. in order to simplify the management of the merger process.

Expected consequences for the activities.

The Acquiring Company intends to continue the activities of the Disappearing Companies.

Explanation from a legal, economic and social point of view.

Legal:

The Acquiring Company, Yandex N.V., will acquire the assets and liabilities of the Disappearing Companies under universal title of succession. The financial data of the Disappearing Company will be accounted for in the annual accounts of the Acquiring Company as from 1 January 2023 and onwards.

The Disappearing Companies will cease to exist after the Mergers. The Acquiring Company will not assign any new shares in connection with the Mergers.

Liabilities and debts, insofar as these should exist between the Merging Companies, shall cease to exist as a result of the Mergers.

Economic:

The Mergers will simplify the legal structure of the Yandex group and will therefore reduce the costs relating to the separate accounting and operational systems within the group, as the Disappearing Companies will no longer be separate legal entities.

Social

The Mergers are subject to the provisions of Section 7:663, in conjunction with Section 7:662 paragraph 2, under (a), of the Dutch Civil Code. The Mergers will have no detrimental effects on the employment or on the employment conditions of the group.

Board of Directors Recommendations

Our Board of Directors, consisting solely of independent non-executive members, unanimously recommends that shareholders vote “FOR” of all of the foregoing proposals of the Board set forth above.

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SPECIAL NOTE FOR SHAREHOLDERS FROM THE RUSSIAN FEDERATION:

Taking into account the limitations of the trading and voting infrastructure that are beyond the control of Yandex N.V., we suggest that shareholders registered in the territory of the Russian Federation who wish to vote at the Class A Meeting send evidence of their ownership or beneficial ownership of shares on the record date, as well as a completed Proxy and Power of Attorney for voting placed on the Company's website to askir@yandex-team.com. Documents must be submitted by close of business on June 28, 2023. If the documents are drawn up correctly, your votes will be taken into account when counting votes in accordance with the established procedure.

MERGER PROPOSAL

YANDEX N.V.

(“YNV”)

as acquiring company

and

YANDEX MEDIA SERVICES B.V.

(“YMS”)

as the company ceasing to exist

The undersigned members of the boards of directors of the following legal persons:

(i)	YANDEX N.V., a public company (naamloze vennootschap), having its registered seat in Amsterdam (the Netherlands) and its business office at Schiphol Boulevard 165,1118 BG Schiphol (the Netherlands), registered with the trade register of the Chamber of Commerce under number 27265167 (“YNV”) and,

(ii)	YANDEX MEDIA SERVICES B.V., a private company with limited liability (besloten vennootschapmet beperkte aansprakelijkheid), having its registered seat in Amsterdam (the Netherlands) and its business office at Schiphol Boulevard 165, 1118 BG Schiphol (the Netherlands), registered with the trade register of the Chamber of Commerce under number 71381368 (“YMS”), together referred to as “Merging Companies”,

hereby present the following proposal for the effectuation of a statutory merger under Dutch law (the “Merger Proposal”).

WHEREAS:

A.	The boards of directors of the Merging Companies propose to effectuate a statutory merger as referred to in sections 2:309 and 2:324 of the Dutch Civil Code (“DCC”), whereby YNV will acquire all assets and assume all liabilities (vermogen) of YMS by the universal title of succession (verkrijging onder algemene titel) and YMS will cease to exist as a standalone company (the “Merger”).

B.	At the moment of the filing of this Merger Proposal the issued shares in the capital of the YMS are held by YNV and Stichting Yandex Equity Incentive (CCI: 57035504). Prior to the effectuation of the merger, all shares in the capital of the YMS held by Stichting Yandex Equity Incentive will be transferred to YNV or canceled, as the case may be so that at the moment of the execution of the deed of merger, YNV will be the holder of the entire issued and outstanding share capital of the YMS. As a result, this merger will qualify as a “simplified merger” as referred to in sections 2:311 and 2:333 DCC.

C.	There is no works council with jurisdiction for YNV and YMS.

D.	None of the Merging Companies has a supervisory board.

E.	None of the Merging Companies has been dissolved, is in a state of bankruptcy or applied for a suspension of payments.

F.	According to the information given by the board of directors of YMS, in respect of the YMS there are no persons, other than the shareholders, who have the rights as referred to in section 2:320 paragraph 1 DCC.

G.	According to information given by the board of directors of YNV and YMS, with respect to the Merging Companies no depository receipts with the right to attend and address a general meeting in the capital of the Merging Companies have been issued and none of the shares are subject to a right of usufruct or a right of pledge. Therefore no persons other than the respective shareholders of the Merging Companies have or claim the rights as referred to in Section 2:227 paragraph 1 DCC.

H.	The board of directors of YMS will make use of the possibility to resolve upon the merger by way of decisions of the board of directors instead of by resolution of the general meeting of shareholders of the YMS as provided in Section 2:331 DCC.

DATA TO BE MENTIONED PURSUANT TO SECTION 2:312 AND 2:333d DCC

Legal Form, Name, and Official Seat of the Merging Companies

1.	YNV in its capacity as acquiring company is a public company (naamloze vennootschap met beperkte aansprakelijkheid), having its registered seat in Amsterdam (the Netherlands) and its business office at Schiphol Boulevard 165,1118 BG Schiphol (the Netherlands), registered with the trade register of the Chamber of Commerce under number 27265167.

2.	YMS in its capacity as a disappearing company is a private company with limited liability (besloten vennootschapmet beperkte aansprakelijkheid), having its registered seat in Amsterdam (the Netherlands) and its business office at Schiphol Boulevard 165, 1118 BG Schiphol (the Netherlands), registered with the trade register of the Chamber of Commerce under number 71381368.

Articles of Association of acquiring company

3.	The articles of association of YNV were lastly amended by a deed of the amendment, executed on 10 January 2020 before Martine Janneke van Zijl, candidate civil-law notary, acting as deputy of Daan ter Kraak, civil-law notary practicing in Amsterdam (the Netherlands). The current text of the articles of association is attached as Annex 1 to this Merger Proposal.

4.	The articles of association of YNV will not be amended in connection with the Merger.

Special Rights

5.	There are no persons who, in any other capacity than as shareholders, have special rights against the YMS. Therefore, no special rights are due, and no compensation shall be paid to anyone on account of YNV in accordance with section 2:320 DCC.

Benefits

6.	No member of the boards nor any other person involved in the Merger will obtain any benefit in connection with the Merger.

Board Composition

7.	The current composition of the board of directors of YNV is as follows:

a.	John Boynton (Independent Non-executive Chairman of the Board of Directors);

b.	Charles Ryan (Independent Non-executive Director);

c.	Alexander Voloshin (Independent Non-executive Director);

d.	Rogier Rijnja (Independent Non-executive Director);

e.	Alexey Yakovitsky (Independent Non-Executive Director);

f.	Alexander Moldovan (Independent Non-executive Director);

g.	Andrey Betin (Independent Non-executive Director).

8.	The composition of the board of directors of YNV in its capacity as acquiring company shall not be amended on the occasion of the Merger.

Financial Information

9.	The financial year of the Merging Companies runs from 1 January up to and including 31 December.

10.	The financial records of YMS will be reflected in the annual accounts of the YNV as of January 1, 2023. Therewith the last financial year of YMS ended on December 31, 2022.

Actions relating to the Shares

11.	Subject to the provisions of article 17 of this Merger Proposal, at the moment of the execution of the deed of merger pursuant to section 2:318 DCC all shares in the share capital of YMS (“Shares”) shall be held by YNV. The Shares have not been pledged nor depositary receipts have been issued for the Shares.

12.	The Shares will be canceled in connection with the Merger. No other actions are intended in connection with the shareholding of the YMS.

Activities of the Disappearing Company

13.	The activities of YMS will be continued by YNV in the same manner.

Approval of the resolution to enter into the Merger

14.	Subject to the provisions of article 17 of this Merger Proposal, it is proposed that the resolution to enter into the Merger shall be adopted by the boards of directors of the Merging Companies in accordance with Section 2:331 paragraph 1 and 4 DCC.

Goodwill and Distributable Reserves

15.	The Merger will not impact any amount of goodwill.

16.	As a result of the Merger, the balance of distributable reserves of YNV will increase by the difference, if any, between the value at which the participations held by YMS are activated on the balance sheet of YNV as determined according to the state of assets on January 1, 2023, and the net book value of YMS on the balance sheet of YNV, eliminating intra-group positions between YNV and YMS.

Conditions precedents

17.	The Merger will only be effectuated, and the deed of merger shall only be executed after satisfaction of the following conditions:

(i)	The extraordinary meeting of holders of class A ordinary shares of YNV where the Merger will be tabled according to article 27.2 of the articles of association of YNV having approved the adoption of a resolution to enter into the Merger;

(ii)	The shares in the share capital of YMS held by Stichting Yandex Equity Incentive have been transferred to YNV, canceled, or disposed of by other means possible making YNV the sole shareholder of YMS holding 100% shares in the share capital of YMS.

Miscellaneous

18.	According to section 2:318 DCC, the Merger must be effectuated within six (6) months after the announcement of the publication of this Merger Proposal in a Dutch nationwide daily distributed newspaper or, if at the end of this six (6) month period, the implementation of the Merger would not be allowed due to a filed creditor opposition, within one month after such opposition has been withdrawn, resolved or lifted by an enforceable court order by the relevant court of the Netherlands. If this period lapses without the Merger becoming effective, the Merging Companies can opt to publish a new merger proposal in accordance with applicable laws and procedures.

19.	This Merger Proposal is governed by, and interpreted in accordance with, the laws of the Netherlands.

20.	Any dispute between the Merging Companies as to the validity, interpretation or performance of this Merger Proposal will be submitted to the exclusive jurisdiction of the Dutch courts.

[signature page follows]

MERGER PROPOSAL

YANDEX N.V.

(“YNV”)

as acquiring company

and

YANDEX.CLASSIFIEDS HOLDING B.V.

(“YCH”)

as the company ceasing to exist

The undersigned members of the boards of directors of the following legal persons:

(i)	YANDEX N.V., a public company (naamloze vennootschap), having its registered seat in Amsterdam (the Netherlands) and its business office at Schiphol Boulevard 165,1118 BG Schiphol (the Netherlands), registered with the trade register of the Chamber of Commerce under number 27265167 (“YNV”) and,

(ii)	YANDEX.CLASSIFIEDS HOLDING B.V., a private company with limited liability (besloten vennootschapmet beperkte aansprakelijkheid), having its registered seat in Amsterdam (the Netherlands) and its business office at Schiphol Boulevard 165, 1118 BG Schiphol (the Netherlands), registered with the trade register of the Chamber of Commerce under number 73416665 (“YCH”), together referred to as “Merging Companies”,

hereby present the following proposal for the effectuation of a statutory merger under Dutch law (the “Merger Proposal”).

WHEREAS:

A.	The boards of directors of the Merging Companies propose to effectuate a statutory merger as referred to in sections 2:309 and 2:324 of the Dutch Civil Code (“DCC”), whereby YNV will acquire all assets and assume all liabilities (vermogen) of YCH by the universal title of succession (verkrijging onder algemene titel) and YCH will cease to exist as a standalone company (the “Merger”).

B.	At the moment of the filing of this Merger Proposal the issued shares in the capital of the YCH are held by YNV and Stichting Yandex Equity Incentive (CCI: 57035504). Prior to the effectuation of the merger, all shares in the capital of the YCH held by Stichting Yandex Equity Incentive will be transferred to YNV or canceled, as the case may be, so that at the moment of the execution of the deed of merger YNV will be the holder of the entire issued and outstanding share capital of the YCH. As a result, this merger will qualify as a “simplified merger” as referred to in sections 2:311 and 2:333 DCC.

C.	There is no works council with jurisdiction for YNV and YCH.

D.	None of the Merging Companies has a supervisory board.

E.	None of the Merging Companies has been dissolved, is in a state of bankruptcy or applied for a suspension of payments.

F.	According to the information given by the board of directors of YCH, in respect of the YCH there are no persons, other than the shareholders, who have the rights as referred to in section 2:320 paragraph 1 DCC.

G.	According to information given by the board of directors of YNV and YCH, with respect to the Merging Companies no depository receipts with the right to attend and address a general meeting in the capital of the Merging Companies have been issued and none of the shares are subject to a right of usufruct or a right of pledge. Therefore no persons other than the respective shareholders of the Merging Companies have or claim the rights as referred to in Section 2:227 paragraph 1 DCC.

H.	The board of directors of YCH will make use of the possibility to resolve upon the merger by way of decisions of the board of directors instead of by resolution of the general meeting of shareholders of the YCH as provided in Section 2:331 DCC.

DATA TO BE MENTIONED PURSUANT TO SECTION 2:312 AND 2:333d DCC

Legal Form, Name, and Official Seat of the Merging Companies

1.	YNV in its capacity as acquiring company is a public company (naamloze vennootschap met beperkte aansprakelijkheid), having its registered seat in Amsterdam (the Netherlands) and its business office at Schiphol Boulevard 165,1118 BG Schiphol (the Netherlands), registered with the trade register of the Chamber of Commerce under number 27265167.

2.	YCH in its capacity as a disappearing company is a private company with limited liability (besloten vennootschapmet beperkte aansprakelijkheid), having its registered seat in Amsterdam (the Netherlands) and its business office at Schiphol Boulevard 165, 1118 BG Schiphol (the Netherlands), registered with the trade register of the Chamber of Commerce under number 73416665.

Articles of Association of acquiring company

3.	The articles of association of YNV were lastly amended by a deed of an amendment, executed on December 23, 2020, before Martine Janneke van Zijl, candidate civil-law notary, acting as deputy of Daan ter Kraak, civil-law notary practicing in Amsterdam (the Netherlands). The current text of the articles of association is attached as Annex 1 to this Merger Proposal.

4.	The articles of association of YNV will not be amended in connection with the Merger.

Special Rights

5.	There are no persons who, in any other capacity than as shareholders, have special rights against the YCH. Therefore, no special rights are due, and no compensation shall be paid to anyone on account of YNV in accordance with section 2:320 DCC.

Benefits

6.	No member of the boards nor any other person involved in the Merger will obtain any benefit in connection with the Merger.

Board Composition

7.	The current composition of the board of directors of YNV is as follows:

a.	John Boynton (Independent Non-executive Chairman of the Board of Directors);

b.	Charles Ryan (Independent Non-executive Director);

c.	Alexander Voloshin (Independent Non-executive Director);

d.	Rogier Rijnja (Independent Non-executive Director);

e.	Alexey Yakovitsky (Independent Non-Executive Director);

f.	Alexander Moldovan (Independent Non-executive Director);

g.	Andrey Betin (Independent Non-executive Director).

8.	The composition of the board of directors of YNV in its capacity as acquiring company shall not be amended on the occasion of the Merger.

Financial Information

9.	The financial year of the Merging Companies runs from 1 January up to and including 31 December.

10.	The financial records of YCH will be reflected in the annual accounts of the YNV as of January 1, 2023. Therewith the last financial year of YCH ended on December 31, 2022.

Actions relating to the Shares

11.	Subject to the provisions article 17 of this Merger Proposal, at the moment of the execution of the deed of merger pursuant to section 2:318 DCC all shares in the share capital of YCH (“Shares”) shall be held by YNV. The Shares have not been pledged nor depositary receipts have been issued for the Shares.

12.	The Shares will be canceled in connection with the Merger. No other actions are intended in connection with the shareholding of the YCH.

Activities of the Disappearing Company

13.	The activities of YCH will be continued by YNV in the same manner.

Approval of the resolution to enter into the Merger

14.	Subject to the provisions of article 17 of this Merger Proposal, it is proposed that the resolution to enter into the Merger shall be adopted by the boards of directors of the Merging Companies in accordance with Section 2:331 paragraph 1 and 4 DCC.

Goodwill and Distributable Reserves

15.	The Merger will not impact any amount of goodwill.

16.	As a result of the Merger, the balance of distributable reserves of YNV will increase by the difference, if any, between the value at which the participations held by YCH are activated on the balance sheet of YNV as determined according to the state of assets on January 1, 2023, and the net book value of YCH on the balance sheet of YNV, eliminating intra-group positions between YNV and YCH.

Conditions precedents

17.	The Merger will only be effectuated, and the deed of merger shall only be executed after satisfaction of the following conditions:

(i)	The extraordinary meeting of holders of class A ordinary shares of YNV where the Merger will be tabled according to article 27.2 of the articles of association of YNV having approved the adoption of a resolution to enter into the Merger;

(ii)	The shares in the share capital of YCH held by Stichting Yandex Equity Incentive have been transferred to YNV, canceled, or disposed of by other means possible making YNV the sole shareholder of YCH holding 100% shares in the share capital of YCH.

Miscellaneous

18.	According to section 2:318 DCC, the Merger must be effectuated within six (6) months after the announcement of the publication of this Merger Proposal in a Dutch nationwide daily distributed newspaper or, if at the end of this six (6) month period, the implementation of the Merger would not be allowed due to a filed creditor opposition, within one month after such opposition has been withdrawn, resolved or lifted by an enforceable court order by the relevant court of the Netherlands. If this period lapses without the Merger becoming effective, the Merging Companies can opt to publish a new merger proposal in accordance with applicable laws and procedures.

19.	This Merger Proposal is governed by, and interpreted in accordance with, the laws of the Netherlands.

20.	Any dispute between the Merging Companies as to the validity, interpretation or performance of this Merger Proposal will be submitted to the exclusive jurisdiction of the Dutch courts.

[signature page follows]

MERGER PROPOSAL

YANDEX N.V.

(“YNV”)

as acquiring company

and

MLU B.V.

(“MLU”)

as the company ceasing to exist

The undersigned members of the boards of directors of the following legal persons:

(i)	YANDEX N.V., a public company (naamloze vennootschap), having its registered seat in Amsterdam (the Netherlands) and its business office at Schiphol Boulevard 165,1118 BG Schiphol (the Netherlands), registered with the trade register of the Chamber of Commerce under number 27265167 (“YNV”) and,

(ii)	MLU B.V., a private company with limited liability (besloten vennootschapmet beperkte aansprakelijkheid), having its registered seat in Amsterdam (the Netherlands) and its business office at Schiphol Boulevard 291, 1118 BH Schiphol (the Netherlands), registered with the trade register of the Chamber of Commerce under number 69160899 (“MLU”), together referred to as “Merging Companies”,

hereby present the following proposal for the effectuation of a statutory merger under Dutch law (the “Merger Proposal”).

WHEREAS:

A.	The boards of directors of the Merging Companies propose to effectuate a statutory merger as referred to in sections 2:309 and 2:324 of the Dutch Civil Code (“DCC”), whereby YNV will acquire all assets and assume all liabilities (vermogen) of MLU by the universal title of succession (verkrijging onder algemene titel) and MLU will cease to exist as a standalone company (the “Merger”).

B.	At the moment of the filing of this Merger Proposal the issued shares in the capital of the MLU are held by YNV and Stichting MLU Equity Incentive. Prior to the effectuation of the merger, all shares in the capital of the MLU held by Stichting MLU Equity Incentive will be transferred to YNV or canceled, as the case may be, so that at the moment of the execution of the deed of merger YNV will be the holder of the entire issued and outstanding share capital of the MLU. As a result, this merger will qualify as a “simplified merger” as referred to in sections 2:311 and 2:333 DCC.

C.	There is no works council with jurisdiction for YNV and MLU.

D.	MLU has a supervisory board.

E.	None of the Merging Companies has been dissolved, is in a state of bankruptcy or applied for a suspension of payments.

F.	According to the information given by the board of directors of MLU, in respect of the MLU there are no persons, other than the shareholders, who have the rights as referred to in section 2:320 paragraph 1 DCC.

G.	The board of directors of YNV will make use of the possibility to resolve upon the merger by way of decisions of the board of directors instead of by resolution of the general meeting of shareholders of YNV as provided in Section 2:331 DCC.

H.	According to information given by the board of directors of YNV and YMS, with respect to the Merging Companies no depository receipts with the right to attend and address a general meeting in the capital of the Merging Companies have been issued and none of the shares are subject to a right of usufruct or a right of pledge. Therefore no persons other than the respective shareholders of the Merging Companies have or claim the rights as referred to in Section 2:227 paragraph 1 DCC.

DATA TO BE MENTIONED PURSUANT TO SECTION 2:312 AND 2:333d DCC

Legal Form, Name, and Official Seat of the Merging Companies

1.	YNV in its capacity as acquiring company is a public company (naamloze vennootschap met beperkte aansprakelijkheid), having its registered seat in Amsterdam (the Netherlands) and its business office at Schiphol Boulevard 165,1118 BG Schiphol (the Netherlands), registered with the trade register of the Chamber of Commerce under number 27265167.

2.	MLU in its capacity as a disappearing company is a private company with limited liability (besloten vennootschapmet beperkte aansprakelijkheid), having its registered seat in Amsterdam (the Netherlands) and its business office at Schiphol Boulevard 291, 1118 BH Schiphol (the Netherlands), registered with the trade register of the Chamber of Commerce under number 69160899.

Articles of Association of acquiring company

3.	The articles of association of YNV were lastly amended by a deed of an amendment, executed on December 23, 2020, before Martine Janneke van Zijl, candidate civil-law notary, acting as deputy of Daan ter Kraak, civil-law notary practicing in Amsterdam (the Netherlands). The current text of the articles of association is attached as Annex 1 to this Merger Proposal.

4.	The articles of association of YNV will not be amended in connection with the Merger.

Special Rights

5.	There are no persons who, in any other capacity than as shareholders, have special rights against the MLU. Therefore, no special rights are due, and no compensation shall be paid to anyone on account of YNV in accordance with section 2:320 DCC.

Benefits

6.	No member of the boards, member of the supervisory board nor any other person involved in the Merger will obtain any benefit in connection with the Merger.

Board Composition

7.	The current composition of the board of directors of YNV is as follows:

a.	John Boynton (Independent Non-executive Chairman of the Board of Directors);

b.	Charles Ryan (Independent Non-executive Director);

c.	Alexander Voloshin (Independent Non-executive Director);

d.	Rogier Rijnja (Independent Non-executive Director);

e.	Alexey Yakovitsky (Independent Non-Executive Director);

f.	Alexander Moldovan (Independent Non-executive Director);

g.	Andrey Betin (Independent Non-executive Director).

8.	The composition of the board of directors of YNV in its capacity as acquiring company shall not be amended on the occasion of the Merger.

Financial Information

9.	The financial year of the Merging Companies runs from 1 January up to and including 31 December.

10.	The financial records of MLU will be reflected in the annual accounts of the YNV as of January 1, 2023. Therewith the last financial year of MLU ended on December 31, 2022.

Actions relating to the Shares

11.	Subject to the provisions article 17 of this Merger Proposal, at the moment of the execution of the deed of merger pursuant to section 2:318 DCC all shares in the share capital of MLU (“Shares”) shall be held by YNV. The Shares have not been pledged nor depositary receipts have been issued for the Shares.

12.	The Shares will be canceled in connection with the Merger. No other actions are intended in connection with the shareholding of the MLU.

Activities of the Disappearing Company

13.	The activities of MLU will be continued by YNV in the same manner.

Approval of the resolution to enter into the Merger

14.	Subject to the provisions of article 17 of this Merger Proposal, it is proposed that the resolution to enter into the Merger shall be adopted by the boards of directors of the Merging Companies in accordance with Section 2:331 paragraph 1 and 4 DCC.

15.	The supervisory board of the MLU has approved the merger proposal. The approval is evidenced by a resolution of the supervisory board attached to this proposal as Annex 2.

Goodwill and Distributable Reserves

16.	The Merger will not impact any amount of goodwill.

17.	As a result of the Merger, the balance of distributable reserves of YNV will increase by the difference, if any, between the value at which the participations held by MLU are activated on the balance sheet of YNV as determined according to the state of assets on January 1, 2023, and the net book value of MLU on the balance sheet of YNV, eliminating intra-group positions between YNV and MLU.

Conditions precedents

18.	The Merger will only be effectuated, and the deed of merger shall only be executed after satisfaction of the following conditions:

(i)	The extraordinary meeting of holders of class A ordinary shares of YNV where the Merger will be tabled according to article 27.2 of the articles of association of YNV having approved the adoption of a resolution to enter into the Merger;

(ii)	The shares in the share capital of MLU held by Stichting MLU Equity Incentive have been transferred to YNV, canceled, or disposed of by other means possible making YNV the sole shareholder of MLU holding 100% shares in the share capital of MLU.

Miscellaneous

19.	According to section 2:318 DCC, the Merger must be effectuated within six (6) months after the announcement of the publication of this Merger Proposal in a Dutch nationwide daily distributed newspaper or, if at the end of this six (6) month period, the implementation of the Merger would not be allowed due to a filed creditor opposition, within one month after such opposition has been withdrawn, resolved or lifted by an enforceable court order by the relevant court of the Netherlands. If this period lapses without the Merger becoming effective, the Merging Companies can opt to publish a new merger proposal in accordance with applicable laws and procedures.

20.	This Merger Proposal is governed by, and interpreted in accordance with, the laws of the Netherlands.

21.	Any dispute between the Merging Companies as to the validity, interpretation or performance of this Merger Proposal will be submitted to the exclusive jurisdiction of the Dutch courts.

[signature page follows]

MERGER PROPOSAL

YANDEX N.V.

(“YNV”)

as acquiring company

and

FOODTECH & DELIVERY OPS B.V.

(“FDOPS”)

as the company ceasing to exist

The undersigned members of the boards of directors of the following legal persons:

(i)	YANDEX N.V., a public company (naamloze vennootschap), having its registered seat in Amsterdam (the Netherlands) and its business office at Schiphol Boulevard 165,1118 BG Schiphol (the Netherlands), registered with the trade register of the Chamber of Commerce under number 27265167 (“YNV”) and,

(ii)	FOODTECH & DELIVERY OPS B.V., a private company with limited liability (besloten vennootschapmet beperkte aansprakelijkheid), having its registered seat in Amsterdam (the Netherlands) and its business office at Schiphol Boulevard 291, 1118 BH Schiphol (the Netherlands), registered with the trade register of the Chamber of Commerce under number 84830603 (“FDOPS”), together referred to as “Merging Companies”,

hereby present the following proposal for the effectuation of a statutory merger under Dutch law (the “Merger Proposal”).

WHEREAS:

A.	The boards of directors of the Merging Companies propose to effectuate a statutory merger as referred to in sections 2:309 and 2:324 of the Dutch Civil Code (“DCC”), whereby YNV will acquire all assets and assume all liabilities (vermogen) of FDOPS by the universal title of succession (verkrijging onder algemene titel) and FDOPS will cease to exist as a standalone company (the “Merger”).

B.	At the moment of the filing of this Merger Proposal the issued shares in the capital of the FDOPS are held by YNV and Stichting MLU Equity Incentive. Prior to the effectuation of the merger, all shares in the capital of the FDOPS held by Stichting MLU Equity Incentive will be transferred to YNV or canceled, as the case may be so that at the moment of the execution of the deed of merger, YNV will be the holder of the entire issued and outstanding share capital of the FDOPS. As a result, this merger will qualify as a “simplified merger” as referred to in sections 2:311 and 2:333 DCC.

C.	There is no works council with jurisdiction for YNV and FDOPS.

D.	None of the Merging Companies has a supervisory board.

E.	None of the Merging Companies has been dissolved, is in a state of bankruptcy or applied for a suspension of payments.

F.	According to the information given by the board of directors of FDOPS, in respect of the FDOPS there are no persons, other than the shareholders, who have the rights as referred to in section 2:320 paragraph 1 DCC.

G.	According to information given by the board of directors of YNV and FDOPS, with respect to the Merging Companies no depository receipts with the right to attend and address a general meeting in the capital of the Merging Companies have been issued and none of the shares are subject to a right of usufruct or a right of pledge. Therefore, no persons other than the respective shareholders of the Merging Companies have or claim the rights as referred to in Section 2:227 paragraph 1 DCC.

H.	The board of directors of YNV will make use of the possibility to resolve upon the merger by way of decisions of the board of directors instead of by resolution of the general meeting of shareholders of YNV as provided in Section 2:331 DCC.

DATA TO BE MENTIONED PURSUANT TO SECTION 2:312 AND 2:333d DCC

Legal Form, Name, and Official Seat of the Merging Companies

1.	YNV in its capacity as acquiring company is a public company (naamloze vennootschap met beperkte aansprakelijkheid), having its registered seat in Amsterdam (the Netherlands) and its business office at Schiphol Boulevard 165,1118 BG Schiphol (the Netherlands), registered with the trade register of the Chamber of Commerce under number 27265167.

2.	FDOPS in its capacity as a disappearing company is a private company with limited liability (besloten vennootschapmet beperkte aansprakelijkheid), having its registered seat in Amsterdam (the Netherlands) and its business office at Schiphol Boulevard 291, 1118 BH Schiphol (the Netherlands), registered with the trade register of the Chamber of Commerce under number 84830603.

Articles of Association of acquiring company

3.	The articles of association of YNV were lastly amended by a deed of the amendment, executed on 10 January 2020 before Martine Janneke van Zijl, candidate civil-law notary, acting as deputy of Daan ter Kraak, civil-law notary practicing in Amsterdam (the Netherlands). The current text of the articles of association is attached as Annex 1 to this Merger Proposal.

4.	The articles of association of YNV will not be amended in connection with the Merger.

Special Rights

5.	There are no persons who, in any other capacity than as shareholders, have special rights against the FDOPS. Therefore, no special rights are due, and no compensation shall be paid to anyone on account of YNV in accordance with section 2:320 DCC.

Benefits

6.	No member of the boards nor any other person involved in the Merger will obtain any benefit in connection with the Merger.

Board Composition

7.	The current composition of the board of directors of YNV is as follows:

a.	John Boynton (Independent Non-executive Chairman of the Board of Directors);

b.	Charles Ryan (Independent Non-executive Director);

c.	Alexander Voloshin (Independent Non-executive Director);

d.	Rogier Rijnja (Independent Non-executive Director);

e.	Alexey Yakovitsky (Independent Non-Executive Director);

f.	Alexander Moldovan (Independent Non-executive Director);

g.	Andrey Betin (Independent Non-executive Director).

8.	The composition of the board of directors of YNV in its capacity as acquiring company shall not be amended on the occasion of the Merger.

Financial Information

9.	The financial year of the Merging Companies runs from 1 January up to and including 31 December.

10.	The financial records of FDOPS will be reflected in the annual accounts of the YNV as of January 1, 2023. Therewith the last financial year of FDOPS ended on December 31, 2022.

Actions relating to the Shares

11.	Subject to the provisions of article 17 of this Merger Proposal, at the moment of the execution of the deed of merger pursuant to section 2:318 DCC all shares in the share capital of FDOPS (“Shares”) shall be held by YNV. The Shares have not been pledged nor depositary receipts have been issued for the Shares.

12.	The Shares will be canceled in connection with the Merger. No other actions are intended in connection with the shareholding of the FDOPS.

Activities of the Disappearing Company

13.	The activities of FDOPS will be continued by YNV in the same manner.

Approval of the resolution to enter into the Merger

14.	Subject to the provisions of article 17 of this Merger Proposal, it is proposed that the resolution to enter into the Merger shall be adopted by the boards of directors of the Merging Companies in accordance with Section 2:331 paragraph 1 and 4 DCC.

Goodwill and Distributable Reserves

15.	The Merger will not impact any amount of goodwill.

16.	As a result of the Merger, the balance of distributable reserves of YNV will increase by the difference, if any, between the value at which the participations held by FDOPS are activated on the balance sheet of YNV as determined according to the state of assets on January 1, 2023, and the net book value of FDOPS on the balance sheet of YNV, eliminating intra-group positions between YNV and FDOPS.

Conditions precedents

17.	The Merger will only be effectuated, and the deed of merger shall only be executed after satisfaction of the following conditions:

(i)	The extraordinary meeting of holders of class A ordinary shares of YNV where the Merger will be tabled according to article 27.2 of the articles of association of YNV having approved the adoption of a resolution to enter into the Merger;

(ii)	The shares in the share capital of FDOPS held by Stichting MLU Equity Incentive have been transferred to YNV, canceled, or disposed of by other means possible making YNV the sole shareholder of FDOPS holding 100% shares in the share capital of FDOPS.

Miscellaneous

18.	According to section 2:318 DCC, the Merger must be effectuated within six (6) months after the announcement of the publication of this Merger Proposal in a Dutch nationwide daily distributed newspaper or, if at the end of this six (6) month period, the implementation of the Merger would not be allowed due to a filed creditor opposition, within one month after such opposition has been withdrawn, resolved or lifted by an enforceable court order by the relevant court of the Netherlands. If this period lapses without the Merger becoming effective, the Merging Companies can opt to publish a new merger proposal in accordance with applicable laws and procedures.

19.	This Merger Proposal is governed by, and interpreted in accordance with, the laws of the Netherlands.

20.	Any dispute between the Merging Companies as to the validity, interpretation or performance of this Merger Proposal will be submitted to the exclusive jurisdiction of the Dutch courts.

[signature page follows]